SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

DIGITAS INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

25388K104
(CUSIP Number)

Sloane Levy
Modem Media, Inc.
230 East Avenue
Norwalk, Connecticut 06855
(203) 299-7000
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

Copies to:
Peter R. Douglas
Davis Polk & Wardwell
450 Lexington Ave.
New York, New York 10017
(212) 450-4000

July 15, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 25388K104	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Modem Media, Inc. 06-1464807
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,095,758(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,095,758(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON* CO

(1)	Includes shares issuable pursuant to options to purchase 9,946,329 shares of common stock which are exercisable or exercisable within 60 days of July 15, 2004.

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Digitas Inc., a Delaware corporation (the “Digitas”). The principal executive offices of the Digitas are located at 800 Boylston Street, Boston, Massachusetts 02199.

   Item 2. Identity and Background.

     The name of the person filing this statement is Modem Media, Inc., a Delaware corporation (“Modem Media”).

     The address of the principal business and the principal office of Modem Media is 230 East Avenue, Norwalk, Connecticut 06855. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Modem Media is set forth on Schedule A.

     Founded in 1987, Modem Media is a leading interactive marketing strategy and services firm. Modem Media offers its clients a comprehensive range of interactive marketing services that includes strategic consulting and research, website design, interactive advertising and promotions, email marketing, search marketing and data collection and analysis. Modem Media’s services encompass all interactive channels including websites, Internet applications, wireless applications, email and other emerging communication channels to achieve our clients’ marketing objectives.

     During the last five years, none of Modem Media, and to the best of Modem Media’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     Modem Media has entered into the voting agreements (the “Voting Agreements”) described in response to Item 4. Modem Media has not expended any funds in connection with the Voting Agreements.

   Item 4. Purpose of Transaction. [7] [8]

     On July 15, 2004, Modem Media, Digitas and Digitas Acquisition Corp., a Delaware corporation (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” attached hereto and made a part hereof as Exhibit 2.1). The Merger Agreement provides, among other things, for a merger of the Merger Sub with and into Modem Media (the “Merger”), with Modem Media as the surviving corporation. Pursuant to the Merger, each share of common stock of Modem Media issued and immediately outstanding before the Effective Time (as defined below) will be converted at the effective time of the Merger (the “Effective Time”) into the right to receive 0.70 shares of Digitas common stock (plus cash in lieu of fractional shares).

     In connection with the merger, Digitas’ directors and certain executive officers (the “Stockholders”) have entered into voting agreements with Modem Media dated as of July 15, 2004 (the “Voting Agreements”) (attached hereto and made a part hereof as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9). According to the terms of the Voting Agreements, the Stockholders have agreed, among other things to vote (i) all the shares of Digitas common stock owned by them, including any shares subsequently acquired prior to the termination of the Voting Agreements, in favor of the issuance of Digitas common stock to be issued as consideration in the Merger, (ii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Digitas contained in the Merger Agreement and (iii) against the approval or adoption of an acquisition proposal by a third party relating to Digitas that is conditioned upon the Merger not being consummated, or any agreement or transaction that is intended or would reasonably be expected to materially impede or delay or materially and adversely affect the consummation of the Merger. The Voting Agreements terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement pursuant to its terms or (iii) upon mutual written agreement of the parties.

   Item 5. Interest in Securities of the Issuer. [9]

     (a) Modem Media has acquired the right to vote and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, and may deemed to beneficially own 12,095,758(1) Shares, representing approximately 15.9% of the outstanding Shares of Digitas. Modem Media disclaims beneficial ownership of such Shares.

      Marc Particelli, President and Chief Executive Officer of Modem Media, owns 12,000 shares of Digitas common stock. G. M. O’Connell, Chairman of the Board of Directors of Modem Media, owns 2,000 shares of Digitas common stock.

     Except as set forth in this Item 5(a), Modem Media and, to the best of its knowledge, any persons named in Schedule A hereto, do not own beneficially any Shares.

     (b) Buyer has sole power to vote 12,095,758(1) Shares pursuant to the Voting Agreements as described in Item 4.

      (c) Inapplicable.

      (d) Inapplicable.

      (e) Inapplicable.

(1) Includes shares issuable pursuant to options to purchase 9,946,329 shares of common stock which are exercisable or exercisable within 60 days of July 15, 2004.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See response to Item 4.

     A copy of the Merger Agreement and the Voting Agreements are attached hereto as Exhibits 2.1, 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 and incorporated herein by reference.

     Except for the agreements described above, to the best knowledge of Buyer, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Digitas, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 2.1: Agreement and Plan of Merger dated as of July 15, 2004 among Digitas Inc., Digitas Acquisition Corp. and Modem Media, Inc.

      Exhibit 99.1: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Gregor Bailar.

     Exhibit 99.2: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Michael E. Bronner.

      Exhibit 99.3: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Jeffrey J. Cote.

      Exhibit 99.4: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Robert R. Glatz.

     Exhibit 99.5: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Philip U. Hammarskjold.

      Exhibit 99.6: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and David W. Kenny.

      Exhibit 99.7: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Arthur Kern.

      Exhibit 99.8: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Laura W. Lang.

      Exhibit 99.9: Voting Agreement dated as of July 15, 2004 between Modem Media, Inc. and Gail McGovern.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MODEM MEDIA, INC.

Date:	July 16, 2004	By:	/s/ Sloane Levy

			Name:	Sloane Levy
			Title:	Senior Vice President, General Counsel,
Human Resources and Corporate
Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MODEM MEDIA, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Modem Media, Inc. (“Modem Media”), are set forth below. If no business address is given the director’s or officer’s business address is c/o 230 East Avenue, Norwalk, Connecticut, 06855. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Modem Media. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address(1) of Employer

Directors
Robert H. Beeby	Retired; former President and Chief Executive
Officer of Frito-Lay, Inc.

G. M. O’Connell	Chairman of the Board of Directors of Modem
Media; Consultant to Modem Media

Marc C. Particelli	President and Chief Executive Officer of Modem
Media

Don Peppers	Founder and Partner of the Peppers and Rogers
Group

Donald L. Seeley	Adjunct professor of the Finance Department of
University of Arizona

Joseph R. Zimmel	Private Investor

Name and Business Address	Present Principal Occupation Including Name and Address(1) of Employer

Executive Officers
(Who Are Not Directors)
Frank J. Connolly, Jr.	Chief Financial Officer

Michael de Kare-Silver(2)	Managing Director, Europe

Sloane Levy	Senior Vice President, General Counsel, Human
Resources and Corporate Secretary

David Lynch	Managing Director, North America East

Peter W. Moritz	Managing Director, Global Business Development

(1) Same address as director’ or officer’s business address except where indicated.

(2) Michael de Kare-Silver is a citizen of the United Kingdom.